Execution Copy

FEE WAIVER AND REIMBURSEMENT AGREEMENT

        THIS FEE WAIVER AND REIMBURSEMENT AGREEMENT (this “Agreement”) is made and entered into this 14th day of September, 2005 by and between Lotsoff Capital Management Investment Trust, a Delaware statutory trust (the “Trust”), and Lotsoff Capital Management (the “Adviser”).

RECITALS:

        WHEREAS, the Trust is registered with the Securities and Exchange Commission under the Investment Company Act of 1940 (the “Act”) as an open-end management investment company consisting of two series, Lotsoff Capital Management Active Income Fund (the “Fund”) and Lotsoff Capital Management Micro Cap Fund; and

        WHEREAS, the Trust and the Adviser have entered into an Investment Advisory Agreement, dated June 24, 2005 (the “Advisory Agreement”), pursuant to which the Adviser provides investment advisory services to the Fund; and

        WHEREAS, the Adviser and the Fund have determined that it is appropriate and in the best interests of the Fund and its shareholders to limit the expenses of the Fund by means of a fee waiver and expense reimbursement on the part of the Adviser.

AGREEMENT:

        NOW, THEREFORE, the Trust and the Adviser do mutually promise and agree as follows:

        1.    Expense Limitation. The aggregate expenses of every character incurred by the Fund in any fiscal year, excluding the investment advisory fee (1.00% per annum of the average net assets of the Fund) of the Adviser (the “Advisory Fee”) and all federal, state and local taxes, interest, reimbursement payments to securities lenders for dividend and interest payments on securities sold short, taxes, brokerage commissions and extraordinary items (all such expenses incurred, less the excluded expenses enumerated above, are referred to in this Agreement as “Fund Operating Expenses”), shall be the liability of the Adviser, but not in an amount that exceeds the Advisory Fee (the “Waiver Cap”).

        2.    Fee Waiver and Expense Reimbursement. Each month the Fund Operating Expenses shall be annualized as of the last day of the month. The Adviser shall waive or reduce the Advisory Fee for such month by an amount sufficient to pay the Fund Operating Expenses, subject to the Waiver Cap (the “Fee Waiver”). If the amount of the waived or reduced Advisory Fee is insufficient to pay all of the Fund Operating Expenses because of the Waiver Cap, the remaining Fund Operating Expenses shall be the liability of the Fund; provided, that in the event the Fund Operating Expenses in any given fiscal year exceed 2.00% of the average net asset value of the Fund for such year (the “Expense Limitation”), as determined by valuations made as of the close of each business day of such year, then the Adviser shall reimburse the Fund for such excess (the “Excess Amount”).

        The Trust shall monitor the Fund’s expense ratio on a monthly basis. If the accrued amount of the expenses of the Fund exceeds the Expense Limitation, the Fund shall create an account receivable from the Adviser in the amount of such excess.

        3.    Year-End Adjustment. If necessary, on or before the last day of the first month of each fiscal year, an adjustment payment shall be made by either the Adviser or the Fund, as the case may be, in order that the amount of the Advisory Fee waived by the Adviser is equal to the Fee Waiver for such year, or, if applicable, that payments remitted by the Adviser to the Fund with respect to the Expense Limitation in a given year is equal to the Excess Amount for such year.

        4.    Amendments. This Agreement may be amended by the mutual consent of the parties; provided, however, that in no event may it be amended without the approval of the Board of Trustees of the Trust, including a majority of the Trustees of the Trust who are not “interested persons” (as defined in the Act) of the Trust or any other party to this Agreement.

        5.    Term. This Agreement shall remain in effect as long as the Advisory Agreement remains in effect. However, it may be terminated by the Trust at any time without the consent of the Advisor or by the Advisor with the consent of the Trust; provided, however, that in no event may it be terminated without the approval of the Board of Trustees of the Trust, including a majority of the Trustees of the Trust who are not “interested persons” of the Trust or any other party to this Agreement.

        6.    Interpretation. Any question of interpretation of any term or provision of this Agreement, including, but not limited to, the Advisory Fee, the computations of net asset value, and the allocation of expenses, having a counterpart in or otherwise derived from the terms and provisions of the Advisory Agreement or the Act, shall have the same meaning as and be resolved by reference to the Advisory Agreement or the Act.

        7.     Entire Agreement. This Agreement constitutes the entire agreement among the parties hereto with respect to the subject matter hereof. This Agreement supersedes all prior agreements and understandings among the parties hereto with respect to the subject matter hereof.

* * *

        IN WITNESS WHEREOF, the parties hereto have caused this Fee Waiver and Reimbursement Agreement to be executed on the day first above written.

LOTSOFF CAPITAL MANAGEMENT
(THE "ADVISER")
BY: /s/ Margaret M. Baer
NAME: Margaret M. Baer
TITLE: Managing Director
LOTSOFF CAPITAL MANAGEMENT INVESTMENT TRUST
(THE "TRUST")
BY: /s/ Seymour N. Lotsoff
NAME: Seymour N. Lotsoff
TITLE: Chairman

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